HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	7,818,636
Cetrificate of desposit		1,000,000
Receivable from brokers		561,264
Furniture and equipment, net of accumulated depreciation of $59,800		27,652
Prepaid expenses		149,094
Deposits and other assets		85,204
TOTAL ASSETS	$	9,641,850

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	649,448
Due to affiliates		2,886,366
TOTAL LIABILITIES		3,535,814
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, $500 par value, 200 shares authorized, issued and outstanding		100,000
Additional paid-in capital		12,554,317
Accumulated deficit		(6,548,281)
Total Stockholder's Equity		6,106,036
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,641,850

See accompanying notes to financial statements.